EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ration of earnings to fixed charges for the periods indicated on a consolidated historical basis. For the purposes of computing the ration of earning (loss) to fixed charges, “earnings (loss)” is defined as pre-tax income (loss) plus fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.

	YEAR ENDED JUNE 30,			SIX MONTHS ENDED DECEMBER 31,
	2012	2013	2014	2014
	(in thousands of A$)
Earnings (Loss):
Pre-Tax Income (Loss)	(4,449)	(5,702)	(14,650)	(9,732)
Fixed Charges	(35)	202	(101)	(131)
Total Earnings (Loss)	(4,484)	(5,500)	(14,751)	(9,863)
Fixed Charges:
Interest Expense	(35)	202	(101)	(131)
Deferred Financing Fees	--	--	--	--
Ratio of Earnings (Loss) To Fixed Charges	-- *	-- *	-- *	--*

* We reported a loss for all periods, accordingly earnings were inadequate to cover fixed charges. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was A$4.4 million, A$5.7 million and A$14.7 million for the years ended June 30, 2012, 2013 and 2014, respectively, and A$9.7 million for the six months ended December 31, 2014.